Exhibit 99.1

STELLAR BIOTECHNOLOGIES TO PRESENT AT the 26th Annual ROTH CAPITAL GROWTH CONFERENCE

PORT HUENEME, CA, (February 27, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH),) a company focused in the immunotherapy arena with world-leading technology in Keyhole Limpet Hemocyanin (KLH) protein, announced today that the Company will present at the 26th Annual ROTH Capital Partners Growth Conference to be held March 9-12, 2014 at The Ritz-Carlton, Laguna Niguel in Dana Point, California.

Frank Oakes, President and CEO of Stellar Biotechnologies, will present on Wednesday, March 12th at 11:00 AM PST (2:00 PM EST).  Members of Stellar’s executive team will be available for one-on-one meetings throughout the event.  A link to the webcast will be available on the Investor Relations portion of the Company’s website at http://stellarbiotechnologies.com/investors/profile_presentations/.

Attendance at the conference is by invitation only and interested investors should contact the conference organizers at ROTH Capital. For more information about the conference or to schedule a meeting with Stellar Biotechnologies management, please contact your ROTH representative at 1-800-933-6830 or via e-mail at conference@roth.com. Conference Website: http://www.roth.com/main/page.aspx?PageID=7214

Stellar Presentation Details:
Date and Time:  March 12, 2014 @ 11:00 AM PST (2:00 PM EST)
Venue Location:  The Ritz-Carlton, Laguna Niguel in Dana Point, California.
Presentation Room:  Track 5, Salon 5
Stellar Presentation Webcast Link:  http://wsw.com/webcast/roth28/SBOTF

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Company Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.